May 30, 2008

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 4561


RE:      Pacific Capital Bancorp
         Form 10-K for Fiscal Year Ended December 31, 2006
         Filed March 1, 2007
         File No. 000-11113

Dear Mr. Cline:

This letter sets forth the responses of Pacific Capital Bancorp ("PCB" or the "Company") to the comments of the Staff of the U.S. Securities and Exchange Commission ("SEC") contained in your letter dated April 23, 2008. Your comments were listed as 1a through 1d under the section of our Form 10-K captioned "Item 1 Business". For your convenience, we have provided our responses after repeating each of your questions/comments herein.


Comment 1a:    We believe you should report the gross amount paid for
               loans repurchased from the securitization trust for all periods presented. Please revise future filings accordingly.


Response 1a:   The Company reported the gross amount paid for RALs it decided to repurchase in the first quarter of 2007 and 2008 on page 19 of the first quarter 2008 Form 10-Q. Similarly, the Company will report the gross amount paid for RALs it decides to repurchase in its Form 10-Q in the first quarter of all future years. We will also include such information annually in future Form 10-K filings. Since the repurchases occur only during the first quarter of each year, we included our detailed disclosures within the 2008 first quarter Form 10-Q, and will then make reference to the respective first quarter Form 10-Q and/or the previous year's
               Form 10-K in each subsequent quarter throughout the year(s). As such, we believe that we are now reporting and/or making reference to the gross amount paid for RALs repurchased from the securitization trust for all periods presented.

Mr. Paul Cline
May 30, 2008
Page 2


Comment 1b:    Based on your  disclosure  on page 103 of your  December 31,
               2007 10-K, it appears that you receive  compensation to provide a
               credit  enhancement  on  securitized  RALs.  However,   you  also
               disclose that there is no requirement that you repurchase RALs other than those that do not meet the underwriting criteria in the purchase agreement. Please revise future filings to clearly disclose the nature of the credit enhancement and the related obligation it creates.


Response 1b:   The  information  presented on pages 102 and 103 of our Form 10-K for 2007 was intended to explain the securitization  related cash flows in detail. Item (1) on pages 102 and 103 refers to "...cash received from  investors  for the  principal  amount of the loans
               [emphasis added on the principal  amount of the loans],  less the discount for the credit enhancement....".  We are not compensated for the credit enhancement. We receive 95% of the face amount of the RALs when we sell the RALs into the securitization, yet the entire amount of the actual loans are collateral for the securitization. The credit enhancement for the RAL securitization is achieved through an "over-collateralization", for which we receive no compensation. We believe that the description on pages
               102 and 103 of our 2007 Form 10-K explains the nature of this credit enhancement feature.

               There is no obligation to repurchase any RALs sold into the securitization. The purchase agreement for the securitization specifically states that the repurchase of any unpaid RAL is at the option of the Company, not the investors in the securitization. Both our general counsel and our outside counsel review the securitization agreement each year and confirm that no such legal or contractual obligation exists.


Comment 1c:    You  refer to your  purchase  of loans not paid off at the end of the securitization as a clean-up call. However, it appears that this activity is more consistent with the activities of a guarantor since every loan you repurchase is delinquent (i.e. has not been paid off). Please revise future filings to describe this activity as guarantor activities or tell us why you believe your current disclosure is more appropriate.


Response 1c:

               -- There is no obligation to repurchase any RALs sold into the securitization. The purchase agreement for the securitization specifically states that the repurchase of any unpaid RAL is at the option of the Company, not the investors in the securitization.

Mr. Paul Cline
May 30, 2008
Page 3

                    Both our general counsel and our outside counsel review the securitization agreement each year and confirm that no such legal or contractual obligation exists, therefore we are not a guarantor and have no obligation to repurchase any RALs.


               -- The RALs that we repurchase are not necessarily delinquent since RALs have no specific maturity date. Instead, we repurchase the RALs after the peak of our RAL season that remain unpaid in order to close the securitization facility and hence to reduce our costs associated with the facility when it is no longer needed. The RAL season runs during our first and second quarters of each year, with the majority of our volume occurring during January and February of the first quarter.

               -- Using 2007 as an example, the RALs that we repurchased were all made during the three weeks ended Thursday, February 15, 2007; and the repurchase occurred on February 16, 2007. As such, all RALs that we repurchased were three weeks outstanding or less. The Company considers RALs to be delinquent if they are outstanding for more than three weeks for internal purposes. Since only those RALs sold into the securitization facility on Thursday, January 25, 2007 could possibly approach our definition of delinquent under this timeline, all RALs that we repurchased on February 16, 2007 were not delinquent.


Comment 1d:    We believe SOP 03-3 and the related  interpretations in AICPA TPA
               2130.18 and 2130.19 provide relevant guidance which requires you to record repurchase RAL's at fair value with the difference between the par value and fair value (presumably something less than par) recorded through the allowance for credit loss and any subsequent increases in cash flows recorded through interest income. Please revise to restate your financial statements for the periods presented accordingly. If you believe the effect of this revision is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis which addresses the guidance in SAB 108 and revise future filings accordingly.


Response 1d:   We concur that SOP 03-3 and the related  interpretations cited in your comment require us to record repurchased RALs at fair value, and to thereby record a loss for the difference between the price paid for any repurchased RALs and their ultimate fair value.

Mr. Paul Cline
May 30, 2008
Page 4

               In accordance with SOP 03-3, the Company records a loss for the difference between the price paid and the fair value of the RALs repurchased in the first quarter of each year. We fully disclose the related loss amounts taken in regards to repurchased RALs in the Notes within the Form 10-Q and Form 10-K, utilizing tables therein. These tables include the specific amount of the loss being reported, along with the computation of the net gain on sale for the entire securitization facility. In the 2006 Form 10-K, the table appears in Note 11 on page 87; and in the 2007 Form 10-K, the table appears in Note 7 on page 103. In the first quarter of 2008 Form 10-Q, the table appears in Note 8 on page
               19. The "net gain" as shown in each table appears directly on the statements of income in both our Form 10-Q and Form 10-K for all relevant periods.

               The Company records the loss as referred to above during the first quarter of each year on March 31; rather than the date that the actual repurchase occurred, which is the middle of February each year. Calculating the amount at March 31 results in a different amount being charged against the gain on sale than what would have been recorded at the time of repurchase during the middle of February. However, it does not result in a different amount of total loss recognized during the first quarter for any of the repurchased RALs. It results only in a reclassification within the income statement as to where the loss is reported. We do not believe the amounts related to any such reclassification is material to the Company as further discussed below.

               Using the first quarter of 2007 as an example:

               -- On February 16, 2007, we repurchased $31.8 million in RALs from the securitization in order to terminate the agreement for the year for reasons previously stated in 1c above. Based on the proportion of repurchased RALs collected prior to March 31 in the prior year, we would have estimated that approximately $20.0 million of the $31.8 million in repurchased RALs would be collected, and, as such, would have recorded a loss of $11.8 million on February 16, 2007.

               --   As of  March  31,  2007,  based  on  repurchased  RALs  that
                    remained  unpaid,   we  would  have  recognized   additional
                    provision expense of $2.4 million.

               -- Therefore at March 31, 2007, we would have taken a total loss on the repurchased RALs of $14.2 million consisting of the $11.8 million loss netted against the gain on sale, and the $2.4 million in additional provision expense.

Mr. Paul Cline
May 30, 2008
Page 5

               -- The Company recorded the same total amount of loss as calculated above; however the $14.2 million total loss was reported as net against the gain on sale in our first quarter 2007 Form 10-Q/A, Note 8 on pages 20 through 22.

               For 2007, we believe that the reclassification between net gain on sale and provision expense is immaterial based on the attached SAB 99 analysis. Further, the amounts are proportionally/ratably the same in years 2005 and 2006 and again immaterial.

                 -----------------------------------------------

We appreciate your review and insights into our Company via your Comment Letter process and believe that we have responded appropriately to all of your questions and comments. Should you need additional information, or if you would like to discuss any of these matters in more detail, please feel free to contact me anytime at 805.884.8635, or via email at stephen.masterson@pcbancorp.com.


Very truly yours,

PACIFIC CAPITAL BANCORP


By: /s/ Stephen V. Masterson
    ------------------------

Name:   Stephen V. Masterson
Title:  Executive Vice President &
        Chief Financial Officer


Attachment: Pacific Capital Bancorp Materiality Analysis: Refund Anticipation Loans and SOP 03-3

                             PACIFIC CAPITAL BANCORP
                             -----------------------
                                   MEMORANDUM
                                   ----------

To:        Financial Management & Control (FMC) Accounting Files

From:      Stephen Masterson

Date:      May 30, 2008

Subject:   Attachment: Pacific Capital Bancorp Materiality Analysis: Refund

Anticipation Loans and SOP 03-3

--------------------------------------------------------------------------------

OVERVIEW

When an investor purchases loans, SOP 03-3 and the related AICPA interpretations require that the difference between the purchase price and the fair value of the loans be recognized as a loss at the time of repurchase. No allowance for loan loss is created. As additional information becomes available regarding the expected cash flows, e.g. through the collection process, adjustments are made as follows:

     -- If less cash flows are expected than estimated at the time of purchase or than were subsequently estimated, the investor will recognize (or increase) a valuation allowance through a charge to income.

     -- If more cash flows are expected than estimated at the time of purchase or than were subsequently estimated, the investor will first decrease any valuation allowance that had been established subsequent to the repurchase, and will then adjust the accretable yield over the remaining lives of the loans.

Pacific Capital Bancorp ("PCB" or the "Company") initially records repurchased RALs at the purchase price and then takes a charge at March 31 for the balance of repurchased RALs not collected. This loss is recognized as an offset to the net gain on sale from the securitization and thus is recognized as a charge against first quarter earnings. The difference between the purchase price and the fair value--and therefore the loss--is not computed at the time of the repurchase, but is instead computed at the end of the first quarter based on collections received between the purchase date of February 16, 2007 (for the 2007 calendar year) and March 31, 2007. Under SOP 03-3, had the difference in the estimate of fair value and the purchase price been computed at the repurchase date, changes to the estimate of fair value based on collections received after the repurchase date would have been recognized differently as follows:

     -- If the original estimate of cash flows was too high, the change would have been recognized as a charge to the provision expense within the valuation allowance.

     -- If the original estimate of cash flows was too low, the change would have been recognized as additional interest income.

Based on the Company's accounting as reported, the change between the fair value at the date of repurchase and amounts actually collected at March 31 were offset against the gain on securitization of RALs, rather than by increasing provision expense or by increasing interest income.

Using the first quarter of 2007 as an example:

     -- On February 16, 2007, we repurchased $31.8 million in RALs from the securitization in order to terminate the agreement for the year. Based on the proportion of repurchased RALs collected prior to March 31 in the prior year, we would have estimated that approximately $20.0 million of the $31.8 million in repurchased RALs would be collected, and, as such, would have recorded a loss of $11.8 million on February 16, 2007.

     -- As of March 31, 2007, based on repurchased RALs that remained unpaid, we would have recognized additional provision expense of $2.4 million.

     -- Therefore at March 31, 2007, we would have taken a total loss on the repurchased RALs of $14.2 million consisting of the $11.8 million loss netted against the gain on sale, and the $2.4 million in additional provision expense.

     -- The Company recorded the same total amount of loss as calculated above; however the $14.2 million total loss was reported as net against the gain on sale in our first quarter 2007 Form 10-Q/A, Note 8 on pages 20 through 22.

The reclass as shown above for 2007 would have been approximately $2.4 million. We estimate that for calendar years 2005 and 2006, the amounts are proportionally/ratably the same, and thus immaterial.

In summary, though the Company recognized the change in the 2007 estimate of collections in a different section of the income statement than it would have had the requirements of SOP 03-3 been strictly followed, pre-tax income reported for the quarter by the Company was exactly the same. However, specific components of the income statement would have been different as outlined in the table below for the first quarter of 2007:


Pacific Capital Bancorp and Subsidiaries              As Reported on Form 10-Q/A     As Compared to SOP 03-3 Treatment
Excerpt: Cons Statement of Income (Unaudited)            For the Three-Month                For the Three-Month
(dollars/share amounts in thousands except per              Period Ended                       Period Ended
share amounts)                                              March 31,                            March 31,
                                                      --------------------------    -----------------------------------
                                                             Restated
                                                               2007                                2007
                                                      --------------------------    -----------------------------------
Interest income:
    Loans                                                              $222,918                               $222,918
    Securities                                                           12,989                                 12,989
    Federal funds sold and securities purchased
     under agreements to resell                                             804                                    804
                                                      --------------------------    -----------------------------------
        Total interest income                                           236,711                                236,711
                                                      --------------------------    -----------------------------------
Interest expense:
    Deposits                                                             35,422                                 35,422
    Securities sold under agreements to
     repurchase and Federal funds purchased                               6,844                                  6,844
    Long-term debt and other borrowings                                  19,050                                 19,050
                                                      --------------------------    -----------------------------------
        Total interest expense                                           61,316                                 61,316
                                                      --------------------------    -----------------------------------
Net interest income                                                     175,395                                175,395
Provision for credit losses                                              78,978                                 81,378
                                                      --------------------------    -----------------------------------
    Net interest income after provision for
     credit losses                                                       96,417                                 94,017
                                                      --------------------------    -----------------------------------
Non-interest income:
    Service charges on deposit accounts                                   4,257                                  4,257
    Trust and investment advisory fees                                    6,230                                  6,230
    Refund transfer fees                                                 39,218                                 39,218
    Other service charges, commissions and fees                           8,424                                  8,424
    Net gain on sale of tax refund loans (RALs)                          41,822                                 44,222
    Net gain on securities transactions                                   1,941                                  1,941
    Other income                                                          2,362                                  2,362
                                                      --------------------------    -----------------------------------
        Total non-interest income                                       104,254                                106,654
                                                      --------------------------    -----------------------------------
Non interest expense:
    Salaries and benefits                                                35,800                                 35,800
    Net occupancy expense                                                 5,309                                  5,309
    Equipment rental, depreciation, and
     maintenance                                                          2,466                                  2,466
    Refund program marketing and technology fees                         44,487                                 44,487
    Other expense                                                        26,832                                 26,832
                                                      --------------------------    -----------------------------------
        Total non-interest expense                                      114,894                                114,894
                                                      --------------------------    -----------------------------------
Income before provision for income taxes                                 85,777                                 85,777
Provision for income taxes                                               34,139                                 34,139
                                                      --------------------------    -----------------------------------
        Net income                                                      $51,638                                $51,638
                                                      ==========================    ===================================
Basic earnings per share                                                  $1.10                                  $1.10
Diluted earnings per share                                                $1.09                                  $1.09
Average number of shares - basic                                         46,953                                 46,953
Average number of shares - diluted                                       47,345                                 47,345
Dividends declared per share                                              $0.22                                  $0.22


Based on the quantitative analysis above and the qualitative factors listed below, the Company has determined that these misclassifications of the loss amounts between gain on sale of RALs and provision expense are immaterial to the financial statements. This is further supported by the fact that the reclassification has no impact on pre-tax or after tax earnings for the Company. Adjusting the reporting amounts would result only in moving the loss from one line on the income statement to another. Further, there is no impact to the balance sheet or the statement of cash flows.


QUALITATIVE ANALYSIS
--------------------

-------------------------------------------------------------------------------------------------------------
      The qualitative factors SAB 99 suggests                    Facts relevant to PCB's specific
              should be considered                                         situation:
-------------------------------------------------------------------------------------------------------------
o        Whether the misstatement arises from an item     The adjustments arise from an estimate.
         capable of precise measurement or whether it
         arises from an estimate and, if so, the degree
         of imprecision inherent in the estimate.
-------------------------------------------------------------------------------------------------------------
o        Whether the misstatement masks a change in       No. The adjustment has no effect on earnings or
         earning or other trends.                         Earnings Per Share (EPS).
-------------------------------------------------------------------------------------------------------------
o        Whether the misstatement hides a failure to      No. The analysts do not publish expectations on the
         meet analysts' consensus expectations for        gain on sale of RALs or the provision expense
         the enterprise.                                  related to RALs.
-------------------------------------------------------------------------------------------------------------
o        Whether the misstatement changes a loss into     No. The adjustment has no effect on earnings or EPS.
         income or vice versa.
-------------------------------------------------------------------------------------------------------------
o        Whether the misstatement concerns a segment      Yes. The RAL segment does play a significant role
         or other portion of the registrant's business    in the Company's operations and profitability.
         that has been identified as playing a            However, the specific line items vis-a-vis each
         significant role in the registrant's             other do not change the reported profitability or
         operations or profitability.                     income for the RAL and RT Segment.
-------------------------------------------------------------------------------------------------------------
o        Whether the misstatement affects the             No.  The adjustments do not affect compliance with
         registrant's compliance with regulatory          regulatory requirements.
         requirements.
-------------------------------------------------------------------------------------------------------------
o        Whether the misstatement affects the             No.  The adjustments do not affect the Company's
         registrant's compliance with loan covenants      compliance with loan covenants.
         or other contractual requirements.
-------------------------------------------------------------------------------------------------------------
o        Whether the misstatement has the effect of       No.  The adjustment has no effect on earnings.  A
         increasing management's compensation--for        $0.00 impact to EPS.  Therefore no impact on any
         example, by satisfying requirements for the      incentive compensation plans.
         award of bonuses or other forms of incentive
         compensation.
-------------------------------------------------------------------------------------------------------------
o        Whether the misstatement involves                No.  The adjustments do not relate to any unlawful
         concealment of an unlawful transaction.          transaction.
-------------------------------------------------------------------------------------------------------------
o        The demonstrated volatility of the price of      No.  The adjustment has no effect on earnings or
         a registrant's securities in response to         EPS.
         certain types of disclosures may provide
         guidance as to whether investors regard          SAB 99 states that, "Materiality concerns the
                                                          significance of an item to users of a
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
      The qualitative factors SAB 99 suggests                    Facts relevant to PCB's specific
              should be considered                                         situation:
-------------------------------------------------------------------------------------------------------------
         quantitatively small misstatements as            registrant's financial statements. A matter is
         reaction to disclosure of a misstatement is      'material' if there is a substantial likelihood
         by itself "too blunt an instrument to be         that a reasonable person would consider
         depended on" in considering whether a fact       it important." The adjustments do not impact
         is material. When, however, management or        the reported profitability of the Company
         the independent auditor expects (based, for      or any segment.
         example, on a pattern of market performance)
         that a known misstatement may result in a
         significant positive or negative market
         reaction that expected reaction should be
         taken into account when considering whether
         a misstatement is material.
-------------------------------------------------------------------------------------------------------------
o        The staff believes that a registrant and the     There is no evidence of intentional misstatement.
         auditors of its financial statements should      The Company's methodology for accounting for the
         not assume that even small intentional           repurchases and losses had been done on the basis
         misstatements in financial statements, for       of advice received from its former auditors prior
         example those pursuant to actions to             to the issuance of SOP 03-3. The Company did not
         "manage" earnings, are immaterial. While the     change the accounting upon the issuance of that
         intent of management does not render a           accounting guidance.
         misstatement material, it may provide
         significant evidence of materiality. The
         evidence may be particularly compelling
         where management has intentionally misstated
         items in the financial statements to
         "manage" reported earnings.
-------------------------------------------------------------------------------------------------------------
o        The materiality of a misstatement may turn       No. The misstatement did not impact the
         on where it appears in the financial             profitability of the RAL and RT segment.
         statements. For example, a misstatement may
         involve a segment of the registrant's
         operations. In that instance, in assessing
         materiality of a misstatement to the financial
         statements taken as a whole, registrants and
         their auditors should consider not only the
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
      The qualitative factors SAB 99 suggests                    Facts relevant to PCB's specific
              should be considered                                         situation:
-------------------------------------------------------------------------------------------------------------
         size of the misstatement but also the
         significance of the segment information to
         the financial statements taken as a whole.
         "A misstatement of the revenue and operating
         profit of a relatively small segment that is
         represented by management to be important to
         the future profitability of the entity" is
         more likely to be material to investors than a
         misstatement in a segment that management has
         not identified as especially important.
-------------------------------------------------------------------------------------------------------------



SUMMARY
-------

Quantitatively, the adjustments needed to reclass the losses on the repurchased RALs in accordance with the guidance of SOP 03-3 have no impact on earnings or EPS for the Company or the segment, and are thus considered immaterial.

Qualitatively, none of the factors considered above indicate that the Company's financial statements are misleading given the accounting utilized, and are thus considered immaterial.

Management concludes that the differences between the accounting used and SOP 03-3 is immaterial for the years in question.